UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2013, OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM FOR THE TRANSITION PERIOD FROM __________ TO __________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

The following audited financial statements are enclosed with this report:

Item 4.   Plan financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

EXHIBITS:

23.1           Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Profit Sharing Retirement Plan of The
Procter & Gamble Commercial Company

Date: November 25, 2013
By: _/s/ Elizabeth Withers______________________
       Elizabeth Withers
       Associate Director, HRSS Finance, Global Business Services

The Profit Sharing Retirement
Plan of The Procter & Gamble
Commercial Company

Employer ID No.: 66-0676831

Plan Number: 001

Financial Statements as of and for the Years Ended June 30, 2013 and 2012, Supplemental Schedule as of June 30, 2013, and Report of Independent Registered Public Accounting Firm

THE PROFIT SHARING RETIREMENT PLAN OF THE PROCTER & GAMBLE COMMERCIAL COMPANY

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits as of June 30, 2013 and 2012	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2013 and 2012	3

Notes to Financial Statements as of and for the Years Ended June 30, 2013 and 2012	4-9

SUPPLEMENTAL SCHEDULE -	10

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of June 30, 2013	11

   NOTE: All other schedules required by Section 2520.103.10 of the Department of Labor's Rules and
      Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble U.S. Business Services Company:

We have audited the accompanying statements of net assets available for benefits of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (the “Plan”) as of June 30, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of June 30, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Cincinnati, Ohio
November 25, 2013

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2013 AND 2012

	2013	2012

PARTICIPANT-DIRECTED INVESTMENTS — At fair value:
Cash	$ 4,962	$ 218,855
The Procter & Gamble Company common stock	31,670,672	26,359,108
The J.M. Smucker Company common stock	222,373	179,166
Mutual funds	36,506,876	29,537,487

Total participant-directed investments — at fair value	68,404,883	56,294,616

COMPANIES’ CONTRIBUTIONS RECEIVABLE	3,002,826	2,956,125

NET ASSETS AVAILABLE FOR BENEFITS	$ 71,407,709	$ 59,250,741

See notes to financial statements.

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2013 AND 2012

	2013	2012

INVESTMENT INCOME:
Net appreciation (depreciation) in fair value of investments	$ 9,229,296	$ (571,265)
Dividend income	1,597,264	1,415,525
Interest income	85	71

Total investment income — net	10,826,645	844,331

COMPANIES’ CONTRIBUTIONS	7,013,473	2,944,849

Total additions	17,840,118	3,789,180

DEDUCTIONS:
Benefits paid to participants	5,657,524	3,310,824
Administrative expenses	25,626	22,047

Total deductions	5,683,150	3,332,871

NET INCREASE IN NET ASSETS	12,156,968	456,309

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	59,250,741	58,794,432

End of year	$ 71,407,709	$ 59,250,741

See notes to financial statements.

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2013 AND 2012

1.	PLAN DESCRIPTION

The following brief description of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a voluntary defined contribution plan covering substantially all full-time employees of Procter & Gamble Commercial LLC (the “Plan Sponsor”) and Olay LLC (collectively, the “Companies”), subsidiaries of The Procter & Gamble Company (“P&G”). In order to be eligible to participate in the Plan, employees must be employed by the Companies and have completed one year of service.  The Procter & Gamble U.S. Business Services Company controls and manages the operation and administration of the Plan. Banco Popular de Puerto Rico serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — The Companies make contributions to the Plan each year based upon the amount of compensation and the years of service credited for each Plan participant, as defined by the Plan, up to specified limitations. The Companies’ contributions are calculated by applying the relevant contribution percentage to the total compensation, both as defined by the Plan. Participants are not permitted to make contributions to the Plan.

The following schedule details the contribution percentages by years of service.

Contribution
Years of Service	Percentage

1–3	8%
4–6	9
7–8	10
9–10	11
11–12	12
13–14	13
15 or more	14

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant account is credited with an allocation of the Companies’ contributions and an allocation of Plan earnings and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations of Plan earnings and losses are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants can allocate their account to one or all of the investment options.

Investments — Participants direct the investment of the Companies’ contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds and P&G common stock as investment options for participants.

Vesting — Participants are vested 100% upon completion of three years of service. Participants are also 100% vested in their accounts upon termination for disability, early/normal retirement, death, and also upon attainment of 65 years of age, regardless of years of service. Refer to Note 6 for vesting provisions in the event of Plan termination.

Payment of Benefits — On termination of service due to death, disability, termination, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, an amount of the participant’s election as often as once per month, or annual installments over a period not to exceed the lesser of ten years or the participant’s life expectancy or the life expectancy of the participant’s spouse after the date of death, termination, retirement, or disability.

Forfeited Accounts — Participants who terminate service prior to vesting forfeit their account balance. Forfeited amounts are used to reduce the Companies’ annual contributions. No forfeitures were used to reduce the Companies’ annual contributions during the years ended June 30, 2013 or 2012.

Plan Amendment — The Plan Sponsor has the right to amend the Plan at any time. However, no amendment can reduce the amount of any participant’s account or the participant’s vested percentage of that account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment securities including mutual funds, P&G common stock, and The J.M. Smucker Company (“Smuckers”) common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Quoted market prices, when available, are used to value investments. Fair value of the P&G common stock and Smuckers common stock is determined by published composite trading prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses — Investment management expenses are paid by the Plan and are deducted from investment income. Recordkeeping fees of the Plan are paid by participants through a reduction in their investment balances.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

New Accounting Standards

ASU No. 2011-04 — In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance was effective for reporting periods beginning after December 15, 2011. The adoption did not have a material effect on the financial statements.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at June 30, 2013 and 2012.

Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are actively traded.

Cash Equivalents — Held primarily in short-term money market funds, which are valued at cost plus accrued interest.

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Plan’s policy is to recognize transfers between levels at the actual date of the event or change in circumstances that caused the transfer.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, June 30, 2013 and 2012, there were no transfers between levels.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2013 and 2012.

	Fair Value Measurements at June 30, 2013,
	Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash	$ 4,962	$	$	$ 4,962
Common stock	31,893,045			31,893,045
Mutual funds:
Fixed	13,625,255			13,625,255
Equity	12,103,795			12,103,795
Balanced	10,777,826			10,777,826

Total	$ 68,404,883	$	$	$ 68,404,883

	Fair Value Measurements at June 30, 2012,
	Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash	$ 218,855	$-	$-	$ 218,855
Common stock	26,538,274			26,538,274
Mutual funds:
Fixed	10,884,142			10,884,142
Equity	9,126,208			9,126,208
Balanced	9,527,137			9,527,137

Total	$ 56,294,616	$-	$-	$ 56,294,616

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of June 30, 2013 and 2012, are as follows:

		2013	2012

*	The Procter & Gamble Company common stock	$ 31,670,672	$ 26,359,108
*	J.P. Morgan Chase Bank Prime Money Market Fund	9,556,712	7,226,041
	Blackrock S&P 500 Fund	7,109,471	5,241,629
	Vanguard Balanced Index	10,777,826	9,527,137
**	Vanguard Total Bond Index	-	3,117,003

*	Party-in-interest.
**	Less than 5% at June 30, 2013

During the years ended June 30, 2013 and 2012, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value as follows:

	2013	2012

Net appreciation (depreciation) in fair value of:
Mutual funds	$ 2,549,535	$ 313,725
Common stock	6,679,761	(884,990)

Net (depreciation) appreciation of investments	$ 9,229,296	$ (571,265)

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by J. P. Morgan Investment Advisors. J.P. Morgan Retirement Plan Services is the recordkeeper, as chosen by The Procter & Gamble U.S. Business Services Company as defined by the Plan. J.P. Morgan Investment Advisors and J.P. Morgan Retirement Plan Services are both affiliates of J.P. Morgan Chase Bank. J.P. Morgan Chase Bank is also the custodian as defined by the Plan. In addition, certain Plan investments are short term investments managed by Banco Popular. Banco Popular serves as trustee for the Plan. Therefore, these transactions qualify as party-in-interest transactions. Fees paid for the investment management services were included as a reduction of the return earned on each fund.

At June 30, 2013 and 2012, the Plan held 411,361 and 430,353 shares, respectively, of P&G common stock with a cost basis of $20,063,861 and $20,192,620, respectively. During the years ended June 30, 2013 and 2012, the Companies contributed $7,013,473 and $2,944,849, respectively, to the Plan on behalf of participating employees.

During the years ended June 30, 2013 and 2012, the Plan recorded dividend income from P&G common stock of $970,579 and $922,766, respectively.

During the years ended June 30, 2013 and 2012, the Plan’s investment in P&G common stock, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value by $6,616,865 and $(882,829), respectively.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue contributions to the Plan at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations, and the Plan document.

7.	FEDERAL INCOME TAX STATUS

The Plan is exempt from Puerto Rico income taxes under the provisions of the Puerto Rican Internal Revenue Code (the “PRIRC”), enacted on January 31, 2011. The 2011 PRIRC replaced the 1994 PRIRC, as amended. The 2011 PRIRC modified rules concerning contribution limits, coverage requirements, non-discrimination testing, and other matters. The 2011 PRIRC also provided for certain changes applicable to plans sponsored by entities under common control. These changes were effective for periods commencing after December 31, 2010, with certain additional requirements beginning January 1, 2012. Also, the Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated October 9, 2012, that the Plan and related trust were designed in accordance with applicable requirements of the Internal Revenue Code (IRC). The Plan is subject to routine audits by taxing jurisdictions at any time. The Plan has been amended since receiving the latest determination letter. The Companies and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the 2011 PRIRC and the IRC, and the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been reflected in the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY
EIN: 66-0676831
PLAN NUMBER: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2013

	Identity of Issue	Description of Investment	Fair Value

	SHORT TERM INVESTMENTS:
*	J.P. Morgan Chase Bank	Liquefied Cash	$ 81
*	Banco Popular	Liquefied Cash	4,881

*	THE PROCTER & GAMBLE COMPANY	Common stock, no par value
		411,361 shares
		(cost $20,063,861)	31,670,672

	THE J.M. SMUCKER COMPANY	Common stock, no par value
		2,156 shares
		(cost $64,441)	222,373

	MUTUAL FUNDS:
*	J.P. Morgan Chase Bank	Prime Money Market Fund	9,556,712
	Blackrock	S&P 500 Fund	7,109,470
	Vanguard	Inflation Protected Securities	777,636
	Vanguard	Balanced Index	10,777,826
	Vanguard	Total Bond Index	3,290,907
	Vanguard	Small Cap Index	3,140,390
	Vanguard	FTSE All-World Ex US Index	1,853,935

	TOTAL ASSETS		$ 68,404,883

*	Party-in-interest.